UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SENSUS HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37714	27-1647271
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

851 Broken Sound Pkwy., NW # 215, Boca Raton, Florida		33487
(Address of principal executive offices)		(Zip Code)

Michael Sardano

General Counsel

(561) 922-5808

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2018.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sensus Healthcare, Inc. is a medical device company that is committed to providing non-invasive and cost-effective treatment for non-melanoma skin cancers and keloids. Our products use a proprietary low-energy X-ray technology known as superficial radiation therapy (“SRT”), which is a result of over a decade of dedicated research and development. We have successfully incorporated SRT into our portfolio of treatment devices, the SRT-100™ and SRT-100 Vision™. To date, SRT technology has been used to effectively and safely treat oncological and non-oncological skin conditions in thousands of patients.

We do not purchase any “conflict minerals,” which includes columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin and tungsten (the “Subject Minerals”), directly from mines, smelters or refiners, nor do we have any direct relationship with any mines or smelters that process these minerals. We rely on our direct and indirect suppliers of raw materials for use in our products to provide information about the existence and origin of any Subject Minerals contained in our products. In addition, we use a third party manufacturer to manufacture our products. Thus, we generally do not have contractual relationships with our indirect suppliers. We have evaluated the products that we contract to manufacture, including the SRT-100™ and SRT-100 Vision™, and determined that such products contain one or more of the Subject Minerals. We made this determination after reviewing our contract manufacturer’s bills of material and other sources of information provided by our suppliers in response to our due diligence undertakings.

None of the direct or indirect suppliers that responded to our inquiries provided information indicating that any Subject Minerals contained in our products come from the Democratic Republic of the Congo or its neighboring countries or were not from recycled or scrap sources.

A copy of this report on Form SD is publicly available on our corporate website at www.sensushealthcare.com/SEC-filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SENSUS HEALTHCARE, INC.

By:	/s/ Michael Sardano
Name:	Michael Sardano
Title:	General Counsel
Date:	May 31, 2019